SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on December 12, 2005, drawn up as a summary.

1.	Date, Time and Venue: On December 12, 2005, at 10:00 am, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.

Attendance: Messers. Victório Carlos De Marchi and John Franklin Brock III, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4.	Resolutions: The attending Board members resolved by unanimous vote:

(a)	To determine, pursuant to Paragraph 1 of Article 39 of the Company’s bylaws, the preparation of an extraordinary balance sheet on November 30, 2005.

(b)

To approve the distribution of interest on own capital, on account of profits until November 30, 2005, to be attributed to mandatory dividends for the year 2005 at R$7.6500 per lot of thousand common shares and R$8.4150 per lot of thousand preferred shares. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of R$6.5025 per lot of thousand common shares and R$7.1528 per lot of thousand preferred shares.

(c)

Likewise, to approve the distribution of dividends, on account of earnings retained until November 30, 2005, to be attributed to mandatory minimum dividends for the year 2005, at R$1.1000 per lot of thousand common shares and R$1.2100 per lot of thousand preferred shares, without withholding income tax, as provided for by the prevailing laws.

(d)

The referred payments shall be made as from December 29, 2005, subject to the approval of the next Ordinary General Meeting, based on the shareholding position as of December 21, 2005 for Bovespa shareholders and record date for ADRs on December 26, 2005, without incurring monetary restatement. Shares and ADRs shall be traded ex-dividends as from December 22, 2005.

5.

Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures - Members of the Board of Directors: Victório Carlos De Marchi and John Franklin Brock III, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck; Secretary: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, December 12, 2005.

Rodrigo Ferraz Pimenta da Cunha
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.